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04017669

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR - 2 2004

SEC FILE NUMBER
8-53174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **GVR Company, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Financial Place   **440 South LaSalle Street**   **Suite 3030**
                                   (No. and Street)

Chicago   **Illinois**   **60605**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Burroughs   **312-986-9986**
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
               (Name - if individual, state last, first, middle name)

180 North Stetson   **Chicago**   **IL**   **60601**
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __DAVID GROVE_____, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GVR Company, LLC for the year ended December 31, 2003, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CEO
_____
Title

Notary Public

This report** contains (check all applicable boxes):

(X)   Independent Auditors' Report
(X) (a) Facing Page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income (Loss)
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(X)   Notes to Financial Statements
(X) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(X) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(X) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [included in items g and h]
(x) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [included in the notes to the financial statements]
(X) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document]
(X) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).

GVR Company, LLC
(SEC I.D. No. 8-53174)

Statement of Financial Condition
As of December 31, 2003 and
Independent Auditors' Report and
Supplemental Report on Internal Control

RECEIVED

MAR - 2 2004

WASH. D.C.

158

Filed pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

GVR COMPANY, LLC

TABLE OF CONTENTS

Deloitte。

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of GVR Company, LLC:

We have audited the accompanying statement of financial condition of GVR Company, LLC
(the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our
responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statement is free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statement. Our procedures include a review
of the Company's control activities for safeguarding securities. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating the overall
financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial
position of GVR Company, LLC at December 31, 2003, in conformity with accounting principles generally
accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

GVR COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(In thousands)

ASSETS

CASH	$ 18,228
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	200
SECURITIES OWNED—At market	2,858
DEPOSITS WITH CLEARING ORGANIZATIONS	2,832
RECEIVABLE FROM CLEARING ORGANIZATION	7,911
OTHER RECEIVABLES	15
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $296	495
GOODWILL	38,936
EXCHANGE MEMBERSHIP—At cost	7
TOTAL ASSETS	$ 71,482

LIABILITIES AND MEMBER'S CAPITAL

SECURITIES SOLD, NOT YET PURCHASED—At market	$ 2,397
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	5,617
DUE TO BROKER-DEALER	851
Total liabilities	8,865
MEMBER'S CAPITAL	62,617
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 71,482

See notes to statement of financial condition.

GVR COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(In thousands)

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—GVR Company, LLC (the "Company") is a wholly owned subsidiary of Dempsey & Company, LLC ("Dempsey"), an indirect, wholly owned subsidiary of E*TRADE Financial Corporation ("E*TRADE").

Nature of Operations—The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission, a member of the National Association of Securities Dealers ("NASD"), and a clearing member of the National Securities Clearing Corporation.

The Company operates as a market-maker in over-the-counter equity securities, primarily those traded on the NASDAQ Stock Market and on the OTC Bulletin Board. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. Trading gains and losses result from these activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions—Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value and unrealized gains and losses on securities are included in net trading revenues. Market value is based on listed or quoted market prices.

Cash Segregated Under Federal and Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Deposits with Clearing Organizations—Deposits with clearing organizations are cash deposited with the National Securities Clearing Corp. ("NSCC") and the Depository Trust Company.

Receivable from Clearing Organization—Receivable from clearing organization is for amounts receivable from trades that had not settled as of December 31, 2003.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Goodwill—Goodwill represents the excess of the amount paid over the fair value of the Company's net asset acquired by E*TRADE. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2003, no adjustments for impairment were deemed necessary. In accordance with the Financial Accounting Standards Board Statement 142, *Goodwill and Other Intangible Assets*, the Company does not amortize goodwill.

Exchange Membership—Exchange membership is recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. As of December 31, 2003, no adjustments for impairment were deemed necessary.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure provisions of FIN 45 were effective for financial statements that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the financial position or results of operations of the Company.

4. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000 or 6-2/3% of "aggregated indebtedness," as these terms are defined.

At December 31, 2003, the Company had net capital, as defined, of $22,483 which was $21,483 in excess of its required net capital of $1,000.

5. RELATED-PARTY TRANSACTIONS

The Company received trade volume from E*TRADE for which the Company paid E*TRADE during the year ended December 31, 2003. At December 31, 2003, the total amount payable for order flow to E*TRADE was $762. This amount is recorded in accounts payable.

6. EMPLOYEE BENEFIT PLANS

E*TRADE sponsors a 401(k) plan (the "Plan") in which all employees of the Company are eligible to participate. Under the terms of the Plan, the Company matches 50% of all employee contributions, up to a maximum 5% of compensation.

Eligible employees of the Company who have met certain service requirements are also able to participate in E*TRADE's stock purchase and stock option plans. E*TRADE's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of E*TRADE's common stock at a price determined by E*TRADE's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2003, there were options outstanding to purchase 217,575 shares of E*TRADE's common stock at exercise prices ranging from $1.67 to $11.99 with a weighted average price of $5.06. During

the year ended December 31, 2003, options to purchase 175,900 shares of E*TRADE's common stock at a weighted average price of $6.38 were granted to Company employees.

7. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

8. **RISKS RELATING TO THE REGULATION OF THE BUSINESS**

The Company's role as a market-maker, at times, requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

9. **COMMITMENTS AND CONTINGENCIES**

Operating Leases—The Company has entered into a noncancelable lease for its office premises, which expires January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending
December 31

2004	$ 563
2005	438
2006	381
2007	392
2008	404
Thereafter	35
Total	$ 2,213

The lease is subject to changes in operating costs of the facility.

Legal Matters

In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's financial condition and results of operations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 24, 2004

GVR Company, LLC
440 South LaSalle Street
Chicago, Illinois 60605

To the Member of GVR Company, LLC:

In planning and performing our audit of the financial statements of GVR Company, LLC
(the "Company") for the year ended December 31, 2003 (on which we issued our report dated February
24, 2004), we considered its internal control, including control activities for safeguarding securities, in
order to determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study
of the practices and procedures followed by the Company (including tests of compliance with such
practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in
making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)
including the practices and procedures followed by the Company in making the periodic computations for
proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations,
counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
(3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T
of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of internal
control and of the practices and procedures, and to assess whether those practices and procedures can be
expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that
transactions are executed in accordance with management's authorization and recorded properly to permit
the preparation of financial statements in conformity with accounting principles generally accepted in the
United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed
in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above,
misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of
the internal control or of such practices and procedures to future periods are subject to the risk that they
may become inadequate because of changes in conditions or that the degree of compliance with the
practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP